EXHIBIT (a)(5)(A)

Sila Realty Trust, Inc. to Commence Tender Offer for Up to $50 Million of Its Common Stock

TAMPA, Fla., June 13, 2024 (BUSINESS WIRE) – Sila Realty Trust, Inc. (“Sila” or “the Company”), a net lease real estate investment trust (“REIT”) with a strategic investment focus on the significant, growing, and resilient healthcare sector, today announced that in conjunction with its listing on the New York Stock Exchange (“NYSE”), Sila is commencing a modified “Dutch auction” tender offer (the “Offer”) to purchase shares of its common stock for cash at a price per share of not greater than $24.00 nor less than $22.60 (the “Purchase Price”), net to the seller in cash, less any applicable withholding taxes and without interest, for a maximum aggregate purchase price of no more than $50 million. All shares purchased by the Company pursuant to the Offer will be purchased at the same price. We intend to fund the Offer using cash on our balance sheet and/or availability under our revolving credit facility. The Offer is scheduled to expire at 5:00 p.m., New York City time, on July 19, 2024, unless the Offer is extended or withdrawn. Upon expiration, payment for the shares of common stock accepted for purchase under the Offer will occur promptly in accordance with applicable law. The Company is conducting the Offer in tandem with the direct listing process to provide a transparent, auction-based price discovery process for its shares.

If, based on the purchase price, shares having an aggregate value of less than $50 million are properly tendered and not properly withdrawn, the Company will purchase all shares properly tendered and not properly withdrawn. If more than $50 million in value of shares are properly tendered and not properly withdrawn, the Company will purchase shares in the following order of priority: (a) first, the Company will purchase all the shares properly tendered at or below the price ultimately determined to be the Purchase Price and not properly withdrawn by any “odd lot holder” (a stockholder that owns in the aggregate less than 100 shares) that tenders all of such stockholder’s shares; and (b) second, after the purchase of all the shares properly tendered and not properly withdrawn by odd lot holders, the Company will purchase all other shares properly tendered and not properly withdrawn at or below the price ultimately determined to be the Purchase Price, on a pro rata basis with appropriate adjustments to avoid the purchase of fractional shares.

The Company’s board of directors has approved the Offer. None of the Company, its board of directors, Computershare Trust Company, N.A. in its capacity as Depositary and Paying Agent, Georgeson LLC in its capacity as Information Agent, nor Wells Fargo Securities, LLC in its capacity as Dealer Manager for the Offer, or any of their respective affiliates, however, made, or is making, any recommendation to any stockholder as to whether to tender or refrain from tendering his, her or its shares or as to the price or prices at which any stockholder may choose to tender his, her or its shares. Each stockholder must make his, her or its own decision whether to tender shares, how many shares to tender and the price or prices at which to tender. Any questions or requests for assistance may be directed to Georgeson LLC, the Information Agent for the Offer, by telephone toll free at (866) 643-7359. The offer to purchase, the letter of transmittal or other tender offer materials will be sent to stockholders of record as of the close of business on June 12, 2024, at the Company’s expense and requests related to these documents may be directed to Georgeson. Stockholders may also contact their broker dealer, commercial bank, trust company, custodian or other nominee for assistance concerning the Offer.

Important Notice
This press release is a summary provided for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities of the Company. The full details of the modified “Dutch Auction” tender offer, including complete instructions on how to tender shares, will be included in the offer to purchase, the letter of transmittal and other related materials, which the Company will publish, send or give to stockholders upon commencement of the tender offer, and file with the Securities and Exchange Commission (“SEC”). Stockholders are urged to read carefully the offer to purchase, the letter of transmittal and other related materials when they become available because they contain important information, including the terms and conditions of the Offer. The offer to purchase, the letter of transmittal and other related materials will be sent to stockholders and copies of these documents will be available for free after they are filed by the Company with the SEC at the SEC’s website at www.sec.gov. Each stockholder should consult with its tax advisor, broker, dealer, commercial bank, trust company, custodian or other nominee to evaluate the consequences of tendering or selling shares in the Offer.

About Sila Realty Trust, Inc.
Sila Realty Trust, Inc. is a net lease real estate investment trust headquartered in Tampa, Florida, with a strategic focus on investing in the significant, growing, and resilient healthcare sector of the U.S. economy. The Company invests in high quality healthcare facilities along the continuum of care, which, we believe, generate predictable, durable, and growing income streams. Our portfolio comprises high-quality tenants in geographically diverse facilities which are positioned to capitalize on the dynamic delivery of healthcare to patients. As of March 31, 2024, the Company owned 136 real estate properties and two undeveloped land parcels located in 64 markets across the U.S.
Forward-Looking Statements
Certain statements contained herein, other than historical fact, may be considered “forward-looking statements.” These statements are based on management’s current expectations and beliefs and are subject to a number of trends and uncertainties. No forward-looking statement is intended to, nor shall it, serve as a guarantee of future performance. You can identify the forward-looking statements by the use of words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “outlook,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “will” and other similar terms and phrases. Forward-looking statements are subject to various risks and uncertainties and factors that could cause actual results to differ materially from the Company's expectations, and you should not rely on forward-looking statements since they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond the Company's control and could materially affect the Company's results of operations, financial condition, cash flows, performance or future achievements or events. Additional factors include those described under the section entitled Item 1A. "Risk Factors" of Part I of the Company's 2023 Annual Report on Form 10-K with the SEC, copies of which are available at www.sec.gov. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required by law.

Investor Contact:
Miles Callahan, Senior Vice President of Capital Markets and Investor Relations
833-404-4107
IR@silarealtytrust.com

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